Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 6, 2007
Contact Martina C. Erni-Schuler

Inactive
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Erni
Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

dw 9/19

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, September 6, 2007 – According to information provided on September 5, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- DWS Investments Schweiz
  Uraniastrasse 9
  8023 Zurich, Switzerland
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

Deutsche Bank Group holds a total of 56.134 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 1 772 661 registered shares (12.534%)
- 68 557 838 Call Options which provide for or allow actual delivery (9.154%)
- 172 453 Short Put Options which provide for or allow actual delivery (1.694%)
- 5 640 000 Call Options which do not allow actual delivery (32.752 %). *

For further information please contact:
Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

* According to the revised Article 13 para. 1 of the SESTO-SFBC, which entered into force as from July 1, 2007, options which do not allow actual delivery have to be notified as well.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 3, 2007
Contact Martina C. Erni-Schuler

SUPPL

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Erni

Corporate Communications

Enclosure

- **Oerlikon Solar introduces production solutions for technologically advanced micromorph tandem modules**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Press Release

Oerlikon Solar introduces production solutions for technologically advanced micromorph tandem modules

Customer Inventux Technologies AG purchases the environmentally friendly, efficient production line technology

Truebbach (Switzerland), September 3, 2007 **–** Oerlikon Solar, a leading global supplier of field-proven turnkey solutions for thin-film silicon solar modules, introduced today its micromorph tandem technology highlighting its continued global strength in the growing solar industry. The environmentally friendly, energy-conscience micromorph tandem modules offer customers many advantages including the potential to achieve efficiencies of 10 percent and higher in the near future.

Oerlikon Solar's micromorph module technology, first invented by Dr. Johannes Meier, head of the company's R&D activities, combines two different silicon materials — amorph and microcrystalline — in a top and a bottom cell. In this way, the amorphous top cell is converting the visible part of the suns spectrum while the microcrystalline bottom cell is absorbing the sun power in the near infrared spectrum. Consequently, the new micromorph tandem technology allows boosting the efficiency level by approximately 50 percent compared to traditional amorphous single cells.

"Our new micromorph tandem technology has the potential for efficiencies of over 10 percent and leads to a further reduction of the cost per watt peak making our turnkey production solutions even more attractive," said Dr. Uwe Krueger, chief executive officer of Oerlikon. "All materials we utilize in our thin-film technology are non-toxic, low cost and readily available. The embodied energy used to produce our micromorph tandem modules is merely half versus crystalline cells."

In the next three to five years, the solar industry must reduce costs and increase efficiencies to a point that grid parity with conventional energy

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 sources becomes a reality. With their increased efficiency, Oerlikon Solar's micromorph tandem modules bring the industry one step closer to realizing the pivotal goal of grid parity.

"Oerlikon Solar continues to meet our customers' needs within this fast-paced high growth market environment," Krueger said. "Thin-film production lines for micromorph solar modules are becoming more prevalent in the industry as companies search for environmentally responsible and economically sound options for manufacturing."

Furthermore, the recently introduced TCO 1200 production system which is used to deposit the transparent conducting high quality films helped to complete Oerlikon Solar's product portfolio. The unique surface morphology of the deposited layers helps to increase the share of the captured sun energy. The tool is part of the FAB 1200 production line.

Underscoring the relevance of the micromorph tandem technology to the overall solar industry is its early adoption by customers. One such customer, Inventux Technologies AG, a Germany-based photovoltaic (PV) company, recently signed a contract with Oerlikon Solar for a 30 MWp production line to manufacture micromorph tandem modules. Inventux' production plant will be located in Berlin. The project also includes plans to rapidly expand the facility to 100 MWp capacity in the future.

"We strongly believe that Oerlikon Solar is the most experienced and qualified partner in the field of production solutions for micromorph tandem technology," said Roland Sillmann, chief technology officer at Inventux. "The Oerlikon Solar equipment, combined with Oerlikon Solar's process know-how, represent an ideal basis for Inventux to establish a thin-film PV module production line with high cost reduction potential and to develop our own R&D activities."

As the market leader, Oerlikon Solar already has experienced other successes in regard to its FAB 1200 production lines. Currently, Oerlikon

 Solar customer ersol Thin Film GmbH is ramping up production at its 6,000 m^2 fab in Erfurt, Germany, making it the first industrial-scale manufacturing facility for amorphous thin-film solar modules in Europe. Additionally, customer CMC Magnetics Corp. in Taiwan recently entered into an agreement with Oerlikon Solar for the supply of a 40 MWp thin-film solar module production plant. This deal marks Oerlikon Solar's first major order in Asia and represents the world's first fully automated production line with integrated metrology systems.

For further information please contact:

Burkhard Boendel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Juerg Steinmann OC Oerlikon Balzers Ltd., Solar Phone +423 388 45 15 Fax +423 388 54 21 juerg.steinmann@oerlikon.com www.oerlikon.com/solar

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven turnkey solutions for the mass production of thin-film silicon solar modules. These fully automated, modular end-to-end manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia.

About Oerlikon

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

Press Release
Rule 12g3-2(b) File No. 82-5190

Oerlikon names Jeannine Sargent CEO of Oerlikon Solar to further expand enterprise

Pfäffikon SZ (Switzerland), September 3, 2007 – OC Oerlikon Corporation AG, Pfäffikon, a global manufacturer of production systems, components and services for high-tech industrial applications, continued to strengthen its commitment to its solar business by announcing today that technology industry veteran, Jeannine Sargent, has been named to the newly created position of chief executive officer (CEO) of Oerlikon Solar, putting all solar-related business under one umbrella.

The photovoltaics industry has been growing at a rate of 20 percent to 30 percent per year over the last decade, and industry analysts estimate momentum should continue at a two-digit pace until 2030. Such projections lend credence to the overall strength of the industry as Oerlikon works toward one of its overall goals of bringing technologically and economically leading solar energy solutions to the world market.

"Jeannine's unique combination of management, marketing and business development experience make her an outstanding choice to guide Oerlikon Solar into the future as we continue to strengthen our lead in the global solar market," said Dr. Uwe Krüger, CEO of Oerlikon. "Demand for sustainable alternative energy has led to the tremendous growth of the solar energy market. The addition of Jeannine to our already experienced solar team further strengthens Oerlikon's ability to lead the way in making solar energy an environmental and economic reality. We welcome her to the team and look forward to her leadership."

"I am pleased to join Oerlikon and participate in advancing the company as a market leader in solar energy solutions," Sargent said. "There are synergies and lessons learned to apply toward technology investment and product development between the emerging solar market and the complex, fast-paced industries of semiconductors, communications and nanotechnology that I have contributed to over the years. I look forward to leading this business to new levels."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Sargent, who has 20 years experience working with public and private high-tech companies, most recently served as executive vice president and general manager of Veeco Instruments' Metrology and Instrumentation business. In her role at Veeco, a provider of nanoscale applications for the data storage, semiconductor and other markets, she also was responsible for worldwide corporate marketing and business development activities. From 1997 to 2002, Sargent was the president and CEO of Voyan Technology, a software company concerned with advanced process control and performance optimization for semiconductor and broadband communication industries. Sargent also held top marketing and senior management positions at both Gasonics International and Tencor Instruments, which is now KLA-Tencor. Early in her career, Sargent was a device and process integration engineer for Digital Equipment Corporation.

Sargent holds a Bachelor of Science degree in chemical engineering, graduating magna cum laude from Northeastern University in Boston. She also is the author of numerous technical and marketing publications. Sargent will be based in Truebbach, Switzerland, as CEO of Oerlikon Solar, a leading global supplier of field-proven turnkey production solutions for thin-film silicon solar modules.

As the market leader, Oerlikon Solar already has experienced numerous successes including being the world's only provider of Transparent Conductive Oxide (TCO) that, when combined with Oerlikon Solar's production technology, is used for the production of thin-film silicon solar modules. TCO 1200 is part of Oerlikon Solar's FAB 1200 production line, and the first solar factory of this new generation has been built at ersol Thin Film GmbH in Erfurt, Germany where mass production is currently being ramped up. Customer CMC Magnetics Corp. in Taiwan also recently entered into an agreement with Oerlikon Solar for the supply of a 40 megawatt peak (MWp) production plant for thin-film solar modules. This deal marks Oerlikon Solar's first major order in Asia and represents the world's first fully automated production line with integrated testing systems.

 For further information please contact:

Burkhard Boendel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Juerg Steinmann OC Oerlikon Balzers Ltd., Solar Phone +423 388 45 15 Fax +423 388 54 21 juerg.steinmann@oerlikon.com www.oerlikon.com/solar

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven turnkey solutions for the mass production of thin-film silicon solar modules. These fully automated, modular end-to-end manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia.

About Oerlikon

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

2007 SEP 14 A 9:59

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 3, 2007
Contact Martina C. Erni-Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Erni

Corporate Communications

Enclosure

- **Oerlikon names Jeannine Sargent CEO of Oerlikon Solar to further expand enterprise**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED

2007 SEP 14 A 9:03

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 4, 2007
Contact Martina C. Erni-Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, September 4, 2007 – According to information provided on August 31, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Deutsche Bank Group holds a total of 56.324 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 1 799 449 registered shares (12.724%)
- 71 293 882 Call Options which provide for or allow actual delivery (9.154%)
- 172 453 Short Put Options which provide for or allow actual delivery (1.694%)
- 5 640 000 Call Options which do not allow actual delivery (32.752 %). *

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

* According to the revised Article 13 para. 1 of the SESTO-SFBC, which entered into force as from July 1, 2007, options which do not allow actual delivery have to be notified as well.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 4, 2007
Contact Martina C. Erni-Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, September 4, 2007 – According to information provided on September 4, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

Deutsche Bank Group holds a total of 56.089 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 1 766 261 registered shares (12.489%)
- 68 557 838 Call Options which provide for or allow actual delivery (9.154%)
- 172 453 Short Put Options which provide for or allow actual delivery (1.694%)
- 5 640 000 Call Options which do not allow actual delivery (32.752 %). *

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

* According to the revised Article 13 para. 1 of the SESTO-SFBC, which entered into force as from July 1, 2007, options which do not allow actual delivery have to be notified as well.

END